Lightspeed Announces Closing of Acquisition of Vend

Omnichannel commerce leader strengthens global retail customer base, entrenches leadership position in the Asia-Pacific region

MONTREAL, April 16th, 2021 - Lightspeed POS Inc. (NYSE: LSPD) (TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced the closing of the previously reported acquisition of Vend Limited (Vend), a cloud-based retail management software company headquartered in Auckland, New Zealand. Lightspeed finalized the acquisition for consideration of approximately $204.7 million in cash1 and the issuance of 2,692,277 subordinate voting shares in the capital of Lightspeed, subject to customary post-closing adjustments.

The closing of the acquisition of Vend, following the landmark acquisition of ShopKeep, reinforces Lightspeed as a premier omnichannel retail platform for high-performing small and medium-sized businesses, serving a total of over 135,0002 customer locations3 worldwide.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in North America, Europe, and Australia.

For more information, please visit: lightspeedhq.com

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Particularly, information regarding Lightspeed’s expectations of expected acquisition outcomes and
1 Lightspeed reports in US dollars and in accordance with IFRS.
2 As of December 31st, 2020.
3 Customer location means a billing customer location for which the term of services have not ended, or with which Lightspeed is negotiating a renewal contract. A single unique customer can have multiple customer locations including physical and eCommerce sites.

synergies. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Brandon Nussey
Chief Financial Officer

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com